BURCON NUTRASCIENCE CORPORATION
1946 West Broadway
Vancouver, British Columbia V6J 1Z2
Telephone: (604) 733-0896
Facsimile: (604) 733-8821

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO OUR SHAREHOLDERS:

     Burcon NutraScience Corporation's (the "Corporation" or "Burcon") Annual and Special Meeting (the "Meeting") will be held on September 10, 2014, at 10:00 a.m. (Vancouver time) in the Pacific Rim Suite 2 at the Pan Pacific Hotel, 300 – 999 Canada Place, Vancouver, British Columbia, V6C 3B5, for the following purposes:

a)	to receive the report of the directors;

b)	to receive the audited consolidated financial statements of the Corporation for the fiscal year ended March 31, 2014, together with the report of the auditors thereon;

c)	to elect directors for the ensuing year;

d)	to appoint auditors and to authorize the directors to fix their remuneration;

e)

to consider, and, if thought advisable, to pass an ordinary resolution to re-approve Burcon's share option plan as more particularly set out in the attached management proxy circular (the "Management Proxy Circular");

f)

to consider, and, if thought advisable, to pass an ordinary resolution to confirm the adoption by the directors of the Corporation of By-Law No. 2 which provides for advance notice requirements relating to director nominations as more particularly set out in the attached Management Proxy Circular;

g)

to consider, and, if thought advisable, to pass an ordinary resolution to approve the issuance of certain compensation warrants to ITC Corporation Limited, E-Concept Ltd. and I-Global Ltd. as more particularly set out in the attached Management Proxy Circular;

h)	to transact such other business as may properly come before the Meeting or any adjournment of the Meeting; and

i)	to consider any amendment to or variation of any matter identified in this Notice.

     Our Management Proxy Circular and form of proxy accompany this Notice. The Management Proxy Circular contains details of matters to be considered at the Meeting.

     If you are unable to attend the Meeting in person and wish to ensure that your shares will be voted at the Meeting, you must complete, date, execute and deliver the accompanying form of proxy by fax at 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America), by hand or by mail to Computershare Investor Services Inc. at Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular.

     If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Management Proxy Circular to ensure that your shares will be voted at the Meeting.

     DATED at Vancouver, British Columbia on July 25, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

"Johann F. Tergesen"

Johann F. Tergesen

President and Chief Operating Officer